Exhibit 99.4
MILLER
THOMSON LLP
Barristers & Solicitors
Patent & Trade-Mark Agents

December 3, 2009
File: 059798.0055

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Keegan Resources Inc.
Final Short Form Prospectus dated December 3, 2009 (the “Prospectus”)

We hereby consent to being named on page 2 of the face page and under the headings “Legal Matters” in the Prospectus, and to the inclusion of our opinion under the heading “Eligibility for Investment” in the Prospectus.

We also confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion referred to therein or that is within our knowledge as a result of services that we have performed in connection with those matters that are the subject of our opinion.

Yours truly,

(signed) Miller Thomson LLP